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                                                                    Exhibit 20


NEWS RELEASE
FOR RELEASE: OCTOBER 25, 1996

Contact: C. Duane Blankenship, CFO
         (304) 255-7310

HORIZON BANCORP, INC.

HORIZON BANCORP ANNOUNCES STOCK SPLIT AND INCREASE IN DIVIDEND

        Frank S. Harkins, Jr., Chairman and CEO of Horizon Bancorp, Inc. (NASDAQ:HZWV), announced that the board of directors has approved a two-for-one stock split effected in the form of a dividend and declared a fourth quarter cash dividend of $0.17 per share, both of which are payable December 15, 1996, to shareholders of record on December 1, 1996. The cash dividend will be paid on all outstanding shares including those issued as a result of the split.

        The dividend rate for the year ending December 31, 1996, represents an increase of 18.1% over the dividend rate for 1995.

        Below is summarized financial information for the nine and three months ended September 30, 1996 and 1995. All information has been restated to reflect the increased number of common shares outstanding as a result of the split, and to reflect the acquisition of Twentieth Bancorp on August 30, 1996. The acquisition was accounted for under the pooling of interests method of accounting and accordingly financial information of Horizon and Twentieth has been presented as if the companies had always been combined.

                                  FOR THE THREE               FOR THE NINE
                                   MONTHS ENDED               MONTHS ENDED
                                   SEPTEMBER 30               SEPTEMBER 30
                                 1996        1995           1996        1995
                                ----------------------------------------------
OPERATING RESULTS:
  Interest income               $18,520     $18,124        $54,695     $51,898
  Interest expense                7,261       7,320         21,554      19,910
  Net interest income            11,259      10,804         33,141      31,988
  Provision for loan losses         727         564          2,228       1,537
  Noninterest income              1,143       1,310          3,585       3,397
  Noninterest expense             7,390       6,936         21,716      20,260
  Provision for income taxes      1,534       1,588          4,600       4,695
  Net income                      2,751       3,026          8,182       8,893
PER SHARE OF COMMON STOCK:
  Net income                    $  0.30     $  0.33        $  0.88     $  0.95
  Dividends declared               0.15        0.13           0.45        0.38

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
                                                             FOR THE NINE
                                                             MONTHS ENDED
                                                             SEPTEMBER 30
                                                           1996         1995
                                                         ---------------------
AVERAGE BALANCE SHEET SUMMARY:
  Total loans                                            $617,932     $593,415
  Investment securities                                   243,683      231,779
  Total assets                                            934,690      898,843
  Deposits                                                794,263      768,411
  Short-term borrowings                                    22,236       22,150
  Equity                                                  105,903       99,285
BALANCES AT END OF PERIOD:
  Total assets                                           $944,258     $919,500
  Total loans                                             629,234      610,759
  Investment securities                                   244,715      242,344
  Earning assets                                          880,129      864,578
  Deposits                                                797,463      785,928
  Shareholders' equity                                    107,219      102,108
KEY FINANCIAL RATIOS:
  Average equity to average assets                         11.33%       11.05%
  Return on average assets                                  1.17%        1.32%
  Return on average equity                                 10.30%       11.94%
  Efficiency ratio                                         59.13%       57.26%
  Average total loans to average deposits                  77.80%       77.23%
ASSET QUALITY:
  Nonperforming loans to total loans                        1.18%        1.22%
  Nonperforming assets to total assets                      0.84%        0.87%
  Allowance for loan losses to nonperforming loans        126.90%      115.32%
  Allowance for loan losses as a percent of total loans     1.49%        1.41%

        Horizon Bancorp, Inc. is a $944 million bank holding company headquartered in Beckley, West Virginia.